Kopin Corporation

125 North Drive

Westborough, MA 01581

May 24, 2024

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Electronics and Machinery

100 F Street, N.E.

Washington, D.C. 20549

Attention: Mr. Herbert

Re:	Kopin Corporation
Registration Statement on Form S-3
File No. 333-278075

Dear Mr. Herbert:

Reference is made to the acceleration request of Kopin Corporation (the “Company”) dated May 17, 2024 requesting, pursuant to Rule 461 under the Securities Act of 1933, as amended, the Securities and Exchange Commission (the “Commission”) to accelerate the effective date of the Registration Statement referred to above and declare the Registration Statement, effective as of 9:00 a.m., Eastern Time, on May 20, 2024, or as soon thereafter as possible.

The Company hereby notifies the Commission of its withdrawal of the Acceleration Request for the above-referenced time until such time as the Company may subsequently request.

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Very truly yours,

Kopin Corporation

By:	/s/ Richard A.Sneider

Richard A. Sneider
Treasurer and Chief Financial Officer

CC:	John J. Concannon III, Esq., Morgan, Lewis & Bockius LLP